Mail Stop 3561

April 11, 2007

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

Re: **Drinks Americas Holdings, Ltd.**
        Form SB-2 and Form 10-KSB
        Filed March 19, 2007
        File No. 333-141395

Dear Mr. Kenny:

        We have reviewed your filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   Provide a note to the financial statements that explains and quantifies the restatements made to correct errors. Refer to paragraphs 25-26 of SFAS 154. Although you indicate on the face of the financial statements that a restatement has been made and the audit report refers to several footnotes, there is no footnote that explains the nature and amount of the restatements that were actually made.

2.   Provide a current accountant's consent in any amendment.

Exchange Act Filings

Financial Statements

3.   If any amended Exchange Act filing includes revised financial statements, provide a note to the financial statements that explains and quantifies the restatements. Refer to paragraphs 25-26 of SFAS 154 (or APB 20) as applicable.

Item 8A – Controls and Procedures

4.   In your response letter dated August 25, 2006, you stated that you would amend Form 10-KSB for the fiscal year ended April 30, 2005 to add the following to the end of Item 8A Controls and Procedures. "There were no changes in our internal control over financial reporting during the last fiscal quarter of our 2005 fiscal year that has materially affected, or is reasonably likely to reasonably affect, our internal control over our financial reporting." If the above is still accurate, please revise to include.

5.   Revise the amended Exchange Act filings to disclose whether the financial statement revisions, if any, affected management's original conclusion concerning the effectiveness of the Company's disclosure controls and procedures.

General

6.   File written responses to the staff's letter dated March 2, 2007 and this letter on EDGAR. Your responses should address each of the staff's comments.

7.   Revise each amended Exchange Act filing to include an explanatory note that informs investors of the reasons for the amendment.

8.   File the amended Exchange Act filings on EDGAR.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies